EXHIBIT 99.1

EDAP Announces Reimbursement of HIFU Treatment for Prostate Cancer by France's Ministry of Health

Strong Recognition of EDAP's HIFU Technology by France's Health Authorities

LYON, France, April 21, 2014 (GLOBE NEWSWIRE) -- EDAP TMS SA (Nasdaq:EDAP), the global leader in therapeutic ultrasound, announced today the reimbursement of prostate cancer treatment procedures using High Intensity Focused Ultrasound ("HIFU") by the French health authorities. The French Minister of Social Affairs and Health outlined the acceptance of HIFU treatment for prostate cancer for reimbursement during a visit to the Company's headquarters on April 18, 2014. Such reimbursement is part of an innovative process to further validate breakthrough therapies and to accelerate reimbursement process based on clinical trials and data registries.

Pierre Reboul, EDAP's VP of France's Business Unit, commented, "We are very pleased with the French authorities' decision to grant reimbursement as they recognize the benefits of HIFU technology as a treatment option for prostate cancer. HIFU treatment offers a non-invasive approach to treating prostate cancer that minimizes side effects such as incontinence and impotence, and therefore allows patients to preserve their quality of life. We are grateful for the support of the French Association of Urology ("AFU") for initializing the reimbursement process that led to today's recognition and reimbursement."

Marc Oczachowski, EDAP's Chief Executive Officer, said, "This reimbursement is a major milestone for EDAP and its HIFU technology. This recognition further validates EDAP's HIFU devices for prostate cancer treatment and we look forward to working toward increasing adoption of EDAP's HIFU technology in France and in markets around the world."

Mr. Oczachowski continued, "We were extremely honored to welcome the French Minister of Social Affairs and Health to EDAP's headquarters last Friday. Mrs. Marisol Touraine came to see for herself our technology and personally confirmed that she officially signed for the reimbursement of HIFU treatment for prostate cancer within the framework of her innovative technologies program."

About EDAP TMS SA

EDAP TMS SA markets today Ablatherm® for high-intensity focused ultrasound (HIFU) treatment of localized prostate cancer. HIFU treatment is shown to be a minimally invasive and effective treatment option with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option, or for patients who failed radiotherapy treatment, Ablatherm-HIFU is approved and commercialized in Europe as a treatment for prostate cancer and is currently under regulatory review in the U.S. following submission of the Pre-Market Approval Application in February 2013 after the completion of a multi-center U.S. Phase II/III clinical trial under an Investigational Device Exemption (IDE) granted by the FDA. In February 2013, the Company introduced a new innovative HIFU device, the Focal One® dedicated to focal therapy of prostate cancer. Focal One® is CE marked but is not FDA approved. The Company also develops its HIFU technology for the potential treatment of certain other types of tumors. EDAP TMS SA also produces and commercializes medical equipment (the Sonolith® range) for treatment of urinary tract stones using extra-corporeal shockwave lithotripsy (ESWL). For more information on the Company, please visit http://www.edap-tms.com, and http://www.hifu-planet.com.

Forward-Looking Statements

In addition to historical information, this press release may contain forward-looking statements.. Such statements00 are based on management's current expectations and are subject to a number of risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others the uncertainties of the U.S. FDA approval process, the clinical status and market acceptance of our HIFU devices and the continued market potential for our lithotripsy device.,. Factors that may cause such a difference also may include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission and in particular, in the sections "Cautionary Statement on Forward-Looking Information" and "Risk Factors" in the Company's Annual Report on Form 20-F. Ablatherm-HIFU treatment is in clinical trials, but not FDA-approved or marketed in the United States.

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